EXHIBIT 99.1

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building
128 Xudong Road, Wuchang District
Wuhan City, Hubei Province 430063

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY

To be held on December 30, 2021

To the Shareholders of Dunxin Financial Holdings Limited,

Notice is hereby given that the Annual General Meeting of the Shareholders of Dunxin Financial Holdings Limited (the “Company”) will be held on December 30, 2021 at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China 430063 at 9:00 A.M. Beijing Time, and virtually through teleconference at +86-851-28753555. The meeting is called to consider the following:

1.	As ordinary resolutions, to elect and appoint two directors, with immediate effect, namely:

(a)	Qi Chen, being a current director of the Company, shall be re-elected as a director of the Company; and

(b)	Weitao Liang, being a current director of the Company, shall be re-elected as a director of the Company; and

2.	As an ordinary resolution, to consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on December 3, 2021 (the “Record Date”) has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. This notice and the accompanying proxy statement and form of proxy card will first be mailed or given to the Company’s shareholders on or about December 9, 2021.

Holders of the Company’s ordinary shares, par value $0.00005 per share (the “Shares”), at the close of business on the Record Date are cordially invited to attend the meeting as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

Holders of the Company’s American depositary shares (“ADSs”), each representing the right to receive forty-eight (48) Shares may not directly exercise their right to attend or vote at the meeting. Instead, holders of ADSs as of the Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Shares represented by the ADSs.

Your vote is very important. Whether or not you plan to participate in the meeting, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the accompanying proxy statement.

The proxy statement, a form of proxy card and our most recent Annual Report are available online on the investor relations section of our website at the following internet address: http://hbctxed.com.

By Order of the Board of Directors,

/s/ Ricky Qizhi Wei
Ricky Qizhi Wei
Chairman and Chief Executive Officer

Dated: December 9, 2021